THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the “Company”), you should at once hand this circular and the accompanying form of proxy and the annual report and accounts of the Company for the year ended 31 December 2008 to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION AND ELECTION OF DIRECTORS
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES
(4) NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
WITH DATANG
(5) SUPPLY OF CORPORATE COMMUNICATION BY MAKING
THEM AVAILABLE ON THE WEBSITE
AND
(6) REFRESHMENT OF THE EXISTING SCHEME LIMIT ON THE GRANT
OF OPTIONS UNDER THE OPTION PLANS

The notice convening the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Tuesday, 23 June 2009 at 3:00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the annual general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the annual general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the annual general meeting in person. Only shareholders of record on 23 June 2009 are entitled to attend and vote at the annual general meeting.

28 April 2009

CONTENTS

Page
Definitions	1-4
Letter from the Board	5-18
Appendix I — Explanatory Statement	19-2 1
Appendix II — Letter from the Independent Board Committee	22-23
Appendix III — Letter from Somerley Limited	24-31
Appendix IV — Additional Information	32-36
Notice of Annual General Meeting	37-44

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2008 Annual Report” means the annual report and accounts of the Company for the year ended 31 December 2008

“ADSs” means American Depositary Shares of the Company

“AGM” means the annual general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Tuesday, 23 June 2009 at 3:00 p.m.

“Announcement” means the announcement dated 17 April 2009 issued by the Company in respect of the New Proposed Caps for the Non-Exempt Continuing Connected Transactions

“Articles of Association” means the Eleventh Amended and Restated Articles of Association of the Company adopted by special resolution passed at the annual general meeting of the shareholders of the Company held on 2 June 2008

“Associates” has the same meaning given to it by the Listing Rules

“Board” means the board of Directors of the Company

“Company” means Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability

“Corporate Communications” has the meaning ascribed to it by the Listing Rules

“Compensation Committee” means the compensation committee of the Board

“Datang” means Datang Telecom Technology & Industry Holdings Co., Ltd.

“Director(s)” means the member(s) of the Board

“EGM” means the extraordinary general meeting of the Company held on 3 February 2009 to approve, among other things, the terms of the Strategic Cooperation Agreement (including the Previous Cap)

“Existing Scheme Limit” means the maximum number of Shares which may be issued upon exercise of all options granted / to be granted under the Option Plans, being 10% of the issued share capital of the Company as at 18 March 2004, being the day on which the dealings in the Shares first commenced on the Stock Exchange

“Group” means the Company and its subsidiaries

“HK$” means Hong Kong Dollar, the lawful currency of Hong Kong

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee” means an independent board committee established by the Company as required by the Listing Rules to consider the New Proposed Caps

“Independent Shareholders” means the Shareholders other than Datang

“Latest Practicable Date” means 22 April 2009, being the latest practicable date prior to the printing of this circular

“Listing Rules” means the Rules Governing the Listing of Securities on the Stock Exchange

“Model Code” means the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 to the Listing Rules

“New Issue Mandate” means a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares set out as resolution no. 5 in the Notice

“New Proposed Caps” means the proposed caps in respect of the Non-Exempt Continuing Connected Transactions on an aggregated basis for each of the Relevant Cap Periods

“Non-Exempt Continuing Connected Transactions” means the transactions as provided under the Strategic Cooperation Agreement

“Notice” means the notice convening the AGM

“Option Plans” means the 2004 Stock Option Plan and the 2004 Employee Stock Purchase Plan of the Company

“Ordinary Shares” means ordinary shares of par value US$0.0004 each in the capital of the Company

“Percentage Ratios” has the meaning ascribed to it by the Listing Rules

“PRC” means the People’s Republic of China

“Preferred Shares” means preferred shares of par value US$0.0004 each in the capital of the Company

“Previous Cap” means the previous cap in respect of the Non-Exempt Continuing Connected Transactions on an aggregated basis for the period commencing on 24 December 2008 and ending on the date of the AGM, which was approved by the Shareholders at the EGM

“Relevant Cap Periods” means the 2009 Relevant Cap Period and the 2010 Relevant Cap Period

“Repurchase Mandate” means a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares set out as resolution no. 6 in the Notice

“SFO” means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholder(s)” means holder(s) of existing Shares of the Company

“Share Purchase Agreement” means the share purchase agreement dated 6 November 2008 entered into between the Company and Datang whereby Datang conditionally agreed to subscribe through a wholly-owned Hong Kong incorporated company, and the Company conditionally agreed to allot and issue, 3,699,094,300 Ordinary Shares

“Shares” means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company

“Somerley” means Somerley Limited, a corporation licensed under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Stock Exchange” means The Stock Exchange of Hong Kong Limited

“Strategic Cooperation Agreement” means the strategic cooperation agreement dated 24 December 2008 entered into by the Company and Datang regarding the Non-Exempt Continuing Connected Transactions

“Takeovers Code” means the Hong Kong Code on Takeovers and Mergers

“TD-SCDMA” means Time Division-Synchronous Code Division Multiple Access, a 3G or third-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC

“United States” or “U.S.” means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$” means United States Dollars, the lawful currency of the United States of America

“2009 Relevant Cap Period” the period commencing on 24 June 2009 and ending on 31 December 2009

“2010 Relevant Cap Period” the period commencing on 1 January 2010 and ending on 23 December 2010

“%” means per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

Executive Director:	Registered Office:
Richard R. Chang	P. O. Box 309
(President and Chief Executive Officer)	Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Non-Executive Director:
Zhou Jie Wang Zheng Gang (as alternate director to Zhou Jie) .

Independent Non-Executive Directors:	Principal Place of Business:
Yang Yuan Wang (Chairman)	18 Zhnagjiang Road
Jiang Shang Zhou	PuDong New Area
Tsuyoshi Kawanishi	Shanghai 201203
Lip-Bu Tan	People’s Republic of China
Edward S Yang	.

28 April 2009
To shareholders of the Company

Dear Sir or Madam,

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION AND ELECTION OF DIRECTORS
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES
(4) NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
WITH DATANG
(5) SUPPLY OF CORPORATE COMMUNICATION BY MAKING
THEM AVAILABLE ON THE WEBSITE
AND
(6) REFRESHMENT OF THE EXISTING SCHEME LIMIT ON THE GRANT
OF OPTIONS UNDER THE OPTION PLANS

The AGM will be held on Tuesday, 23 June 2009 at 3:00 p.m. The Notice is set out in this document, and a proxy form and the 2008 Annual Report accompany this circular. Details of the resolutions to be proposed at the AGM are set out in the Notice.

RE-ELECTION AND ELECTION OF DIRECTORS

Two Class II Directors, namely, Lip-Bu Tan and Jiang Shang Zhou, whose initial appointments as Directors took effect on 28 February 2002 (in respect of Lip-Bu Tan who was re-appointed and designated as Class II Director at the annual general meeting of shareholders held on 30 May 2006) and 30 May 2006 (in respect of Jiang Shang Zhou) respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Mr. Tan and Mr. Jiang will offer themselves for re-election as Class II Directors. If re-elected, each of Mr. Tan and Mr. Jiang would hold office until the 2012 annual general meeting of the Company.

Two other Directors, namely, Zhou Jie and Edward S Yang, whose initial appointments as Directors took effect on 23 January 2009 and 5 February 2009 and who were designated as a Class III and Class I Director respectively, will retire from office at the AGM pursuant to Article 126 of the Articles of Association. Mr. Zhou and Professor Yang will offer themselves for re-election as a Class III and Class I Director respectively. If re-elected, Mr. Zhou and Prof. Yang will hold office until the 2010 and 2011 annual general meetings of the Company respectively.

At the meeting of the Directors held on 29 March 2006, the Directors increased the size of the Board from eight (8) members to nine (9) members. As at the Latest Practicable Date, there are two vacancies with respect to a Class I Director and a Class II Director respectively. Mr. Gao Yonggang and Mr. Chen Shanzhi are being proposed by the Board as candidates for election as a Class I Director and a Class II Director respectively. If elected, Mr. Gao and Mr. Chen will hold office until the 2011 and 2012 annual general meeting of the Company respectively.

The details of the aforesaid Directors who are proposed to be re-elected or elected (as the case may be) are as follows:

Gao Yonggang, aged 44, is being nominated by Datang pursuant to the Share Purchase Agreement and proposed by the Board as a candidate for election as a Class I Director and, if elected, would be designated as a non-executive Director of the Company and to hold office until the 2011 annual general meeting of the Company. The Directors consider the proposed election of Mr. Gao as a Director of the Company is in the best interests of the Company and the Shareholders as a whole.

Mr. Gao is currently the Chief Financial Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also a director and the Senior Vice President of Datang, a director of the China Accounting Society, and a member of the Central Enterprise Youth Federation.

Mr. Gao has more 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as retail, industrial, municipal utilities, and many different type of firm like state-owned enterprises, private, joint venture enterprises, government agencies. In November 2004, he was appointed as the Chief Financial Officer of China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission.

Mr. Gao has in-depth studies in the field of financial investment where he has been involved in a number of key research projects and has many publications in these areas.

As at the Latest Practicable Date, Mr. Gao has no interest in any Share within the meaning of Part XV of the SFO.

Save for the fact that Mr. Gao is a Senior Vice President and director of Datang, which in turn is a substantial shareholder of the Company, Mr. Gao is not otherwise related with any Directors, senior management or substantial or controlling shareholders of the Company.

If elected as a non-executive Director, it is proposed that Mr. Gao will not enter into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other then statutory compensation). If elected, Mr. Gao will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Gao will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Gao will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Chen Shanzhi, aged 40, is being nominated by Datang pursuant to the Share Purchase Agreement and proposed by the Directors as a candidate for election as a Class II Director and, if elected, would be designated as a non-executive Director of the Company and to hold office until the 2012 annual general meeting of the Company. The Directors consider the proposed election of Mr. Chen as a Director of the Company is in the best interests of the Company and the Shareholders as a whole.

Mr. Chen is currently the CTO of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the Vice President of Datang Telecom Technology & Industry Holdings Co. Ltd. (Datang Holdings), as well as the Director of its Strategy Division, where he is responsible for technology and standard development, corporate IT, and strategic alliances and cooperation. He is also the Vice Chairman of the Board of Datang Telecom Technology Co., Ltd, a public company listed on the Shanghai Stock Exchange (Stock Code: 600198). Mr. Chen is a member of the expert group of the Information technology of the National High Technology Research and Development Program of China (863 Program).

Mr. Chen obtained his Bachelor of Science from Xidian University, Master of Science from Research Institute of Ministry of Posts and Telecommunications and Doctorate Degree from Beijing University of Posts and Telecommunications (BUPT).

Mr. Chen has 18 years of experience in the field of information and communication technology where he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in the domestic and foreign academic conferences and publications, of which about 20 papers were published by SCI and EI and many of his papers have received awards. At present, he has applied for 7 national invention patents.

As at the Latest Practicable Date, Mr. Chen has no interest in any Share within the meaning of Part XV of the SFO.

Save for the fact that Mr. Chen is the Vice President of Datang, which in turn is a substantial shareholder of the Company, Mr. Chen is not otherwise related with any Directors, senior management or substantial or controlling shareholders of the Company.

If elected as a non-executive Director, it is proposed that Mr. Chen will not enter into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other then statutory compensation). If elected, Mr. Chen will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Chen will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Chen will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Lip-Bu Tan, aged 49, was appointed non-executive Director of the Company with effect from 28 February 2002 and was appointed as independent non-executive Director with effect from 18 March 2004. Mr. Tan was re-appointed and designated as Class II Director at the annual general meeting of shareholders held on 30 May 2006. Mr. Tan may be re-elected for a term of three years at the AGM in accordance with Article 90 of the Articles of Association. If re-elected, Mr. Tan would hold office until the 2012 annual general meeting of the Company.

Lip-Bu Tan is also a director of Semiconductor Manufacturing International (Tianjin) Corporation. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc. Mr. Tan is currently a director of Cadence Design Systems Inc., Flextronics International Ltd., Global Semiconductor Alliance and SINA Corporation and several other private Companies. He holds an Master of Science in Nuclear Engineering from the Massachusetts Institute of Technology, an Master of Business Administration from the University of San Francisco and a Bachelor of Science from Nanyang University, Singapore.

As at the Latest Practicable Date, Mr. Tan was interested in 2,000,000 Shares within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Tan is not related to any Director, senior management or substantial or controlling shareholder of the Company. The Directors have reviewed an independent non-executive Director’s confirmation from Mr. Tan confirming his independence from the Company and are satisfied that Mr. Tan is deemed to be independent.

Mr. Tan has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). On 10 November 2004, Mr. Tan was granted an option to purchase 500,000 Shares, if fully exercised, at a price per Share of US$0.22. These options were fully vested on 19 March 2005 and will expire on 9 November 2009. On 29 September 2006, Mr. Tan was granted an option to purchase 500,000 Shares, if fully exercised, at a price per Share of US$0. 132. These options were fully vested on 30 May 2008 and will expire on 29 September 2016. On 17 February 2009, Mr. Tan was granted an option to purchase 1,000,000 Shares, if fully exercised, at a price per Share of HK$0.27. These options will be fully vested on 17 February 2011 and will expire on 17 February 2019.

Save as disclosed above, Mr. Tan has not received any other emolument (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2008. If re-elected, Mr. Tan will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Tan will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Tan will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Jiang Shang Zhou, aged 61, was appointed as an independent non-executive director of the Company and designated as a Class II Director with effect from 30 May 2006. Mr. Jiang may be re-elected for a term of three years at the AGM in accordance with Article 90 of the Articles of Association. If re-elected, Mr. Jiang would hold office until the 2012 annual general meeting of the Company.

Jiang Shang Zhou is also a director of Semiconductor Manufacturing International (Beijing) Corporation. Mr. Jiang is currently a committee member of the Shanghai Municipal Standing Committee of Chinese People’s Political Consultative Conference, a specialized committee member of the Shanghai Municipal Advisory Committee for Decision-making, and an officer of and a director commissioner of Shanghai State Owned Assets Planning and Investment Committee. Mr. Jiang was also the deputy secretary general of Shanghai Government, officer of the Shanghai Chemical Industrial District Leader Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. He received his bachelor’s degree from Tsinghua University in telecommunications and his master’s and doctorate degree in information technology from the department of electrical engineering of The Swiss Federal Institute of Technology Zurich Communication System Group.

As at the Latest Practicable Date, Mr. Jiang was interested in 1,000,000 Shares within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Jiang is not related to any Director, senior management or substantial or controlling shareholder of the Company. The Directors have reviewed an independent non-executive Director’s confirmation from Mr. Jiang confirming his independence from the Company and are satisfied that Mr. Jiang is deemed to be independent.

Mr. Jiang has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). On 17 February 2009, Mr. Jiang was granted an option to purchase 1,000,000 Shares, if fully exercised, at a price per Share of HK$0.27. These options will be fully vested on 17 February 2011 and will expire on 17 February 2019.

Save as disclosed above, Mr. Jiang has not received any other emolument (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2008. If re-elected, Mr. Jiang will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Jiang will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Jiang will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Edward S Yang, aged 71, was appointed independent non-executive director of the Company with effect from 5 February 2009. Prof. Yang may be re-elected as a Class I Director for a term of two years at the AGM in accordance with Article 126 of the Articles of Association. If re-elected, Professor Yang would hold office until the 2011 annual general meeting of the Company.

From 1961 to 1963, Prof. Yang was employed by IBM, working on the design and testing of the integrated circuits (“IC”). In 1965, he started his teaching career at Columbia University and was the Chairman of the Department of Electrical Engineering from 1986 to 1990 and from 1992 to 1995. Under his leadership, research laboratories in Telecommunications, Microelectronics, Photonics, and IC at Columbia University were established. He joined the University of Hong Kong (“HKU”) as Chair Professor of Microelectronics in 1997. At HKU, he founded the Hong Kong Jockey Club MRI Engineering Centre and E-Business Technology Institute. Prof. Yang was appointed as the chief executive officer of the Hong Kong Applied Science and Technology Research Institute (“ASTRI”) in 2007. At ASTRI, he initiated the new Industrial Collaboration Program and Internship for fresh university graduates. In 2009, he stepped down as ASTRI’s chief executive officer but remains as its senior advisor.

Since 1961, Prof. Yang has been involved in semiconductors and IC as an engineer, research scientist, and educator. He has 7 US patents and published more than 200 journal papers and two popular textbooks that were translated into Chinese, Japanese, Italian and Korean. He has contributed in the physics and technology of silicon, silicon-germanium, and III-V materials, Schottky barriers, bipolar and metal-oxide-semiconductor transistors, thyristors, light-emitting diodes, lasers, solar cells, charge-coupled device, and high-temperature superconductors. His latest research activities are in Bio-Medical Electronics, including MRI hardware systems, electronics, and radio-frequency coils as well as clinical applications in early diagnosis of cancers, liver cirrhosis and Alzheimer’s disease and scientific basis of acupuncture. Prof. Yang is a fellow of the Institute of Electrical and Electronics Engineers. Prof. Yang also served as an independent non-executive director of Fulbond Holdings Limited (Stock Code: 1041), the shares of which are listed on the Main Board of the Stock Exchange, from 30 March 2001 to 3 January 2007.

Prof. Yang received his Bachelor of Science in Electrical Engineering from National Cheng-Kung University in 1957, Master of Science in Electrical Engineering from Oklahoma State University in 1961 and PhD from Yale University in 1966.

As at the Latest Practicable Date, Prof. Yang was interested in 1,750,000 Shares within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Prof. Yang is not related to any Director, senior management or substantial or controlling shareholder of the Company. The Directors have reviewed an independent non-executive Director’s confirmation from Prof. Yang confirming his independence from the Company and are satisfied that Prof. Yang is deemed to be independent.

Prof. Yang has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). On 17 February 2009, Prof. Yang was granted an option to purchase 1,000,000 Shares at a price of HK$0.27. These options will be fully vested on 17 February 2011 and will expire on 17 February 2019.

Save as disclosed above, Prof. Yang has not received any other emolument (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2008. If re-elected, Prof. Yang will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Prof. Yang will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Prof. Yang will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Zhou Jie, aged 41, was appointed non-executive Director of the Company with effect from 23 January 2009. Mr. Zhou may be re-elected a Class III Director for a term of one year at the AGM in accordance with Article 126 of the Articles of Association. If re-elected, Mr. Zhou would hold office until the 2010 annual general meeting of the Company.

Mr. Zhou is an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. He is also an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. and a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd. and The Wing Fat Printing Co. Ltd., a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd. and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and previously held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital markets operation.

Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering.

As at the Latest Practicable Date, Mr. Zhou has no interest in Shares within the meaning of Part XV of SFO.

Save for the fact that Mr. Zhou is an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd., and that he is an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited, a substantial shareholder of the Company, Mr. Zhou is not otherwise related to any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Zhou has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Mr. Zhou did not received any other emoluments (including any bonus payments, whether fixed or discretionary in nature).

If re-elected, Mr. Zhou will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Zhou will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Zhou will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

In relation to the aforesaid Directors who are proposed to be re-elected or elected (as the case maybe), there is no other information required to be disclosed nor are/were they involved in any of the matters required to be disclosed pursuant to any of the requirements of Rule 13.5 1(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

CHANGE OF CHAIRMAN AND APPOINTMENT OF HONORARY CHAIRMAN

Professor Yang Yuan Wang has tendered his notice of resignation as Director and Chairman of the Board which resignation will take effect from the closing of the AGM, upon which Professor Wang’s appointment as Honorary Chairman and Chief Scientific Advisor of the Company by the Board for the purposes of providing strategic advice to the Company will take effect. Mr. Jiang Shang Zhou has been appointed as Chairman of the Board as a result of Professor Yang Yuan Wang’s resignation, which appointment will also take effect from the closing of the AGM.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 2 June 2008, the shareholders of the Company passed resolutions granting general mandates to the Directors to issue and purchase Shares. The general mandate to the Directors to issue Shares was refreshed at the EGM. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

— an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the “New Issue Mandate”), which New Issue Mandate, for the purposes of calculating the number of Shares that may be issued under the New Issue Mandate, shall disregard the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase attached to any Shares (“Convertible Shares”) issued pursuant to the resolution to the extent that the aggregate nominal share capital of such new Shares to be issued is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares.

— an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to repurchase an amount of Shares not exceeding 10% of the Company’s issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the “Repurchase Mandate”); and

— conditional on the passing of the resolutions to grant the New Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorize the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional Shares under the New Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

As at the Latest Practicable Date, the Company had in issue an aggregate of 22,351,104,489 Shares. Subject to the passing of resolution no. 5 in relation to the New Issue Mandate and in accordance with the terms therein, the Company would be allowed to issue additional Shares of up to the aggregate amount of a maximum of 4,470,220,897 Shares, representing 20% of the existing issued share capital of the Company, on the basis that no further Shares will be issued or repurchased prior to the AGM. As of 31 December 2008, there is an outstanding warrant to purchase 359,300 ordinary shares which was granted in connection with an intellectual property development license agreement entered into by the Company in 2003 with a service provider and an outstanding warrant to purchase 833,334 ordinary shares which was granted in connection with a technology license transfer agreement entered into by the Company in 2002 with a strategic partner. Save as disclosed above and in the 2008 Annual Report, there are no other outstanding options, warrants and other derivatives and there were no exercise of any outstanding options, warrants and other derivatives in the year ended 31 December 2008.

The full text of these (and other) resolutions is set out in the Notice. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix I to this circular.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS Introduction

Reference is made to the announcement dated 8 January 2009 issued by the Company relating to the entering into of the Strategic Cooperation Agreement by the Company and Datang regarding the Non-Exempt Continuing Connected Transactions, namely, the provision of semiconductors fabrication services by the Company to Datang, the sharing of the Company and Datang’s respective technological research and development resources, the co-operation in the development of international markets and globalisation of the Company and Datang’s respective businesses, and the making of the Company and Datang’s joint efforts to apply for PRC national and local projects in connection with scientific research and industrialisation relating to the integrated circuit sector, for a term of two years commencing on 24 December 2008.

The terms (including the Previous Cap of US$100,000,000 for the period commencing on 24 December 2008 and ending on the date of the AGM) of the Strategic Cooperation Agreement were approved by the Shareholders at the EGM.

Given that the period during which the Previous Cap applies is due to expire and that the Company expects the maximum amount of revenue and/or expenses to be generated by the Company from the Non-Exempt Continuing Connected Transactions will result in the relevant Percentage Ratios, on an annual basis, of more than 2.5%, the Company would like to set new caps, being the New Proposed Caps of US$50,000,000 and US$100,000,000 for the 2009 Relevant Cap Period and the 2010 Relevant Cap Period, respectively, which Relevant Cap Periods cover the remaining term of the Strategic Cooperation Agreement.

Basis of Determination of the Proposed Cap

The New Proposed Caps are US$50,000,000 and US$100,000,000 for the 2009 Relevant Cap Period and the 2010 Relevant Cap Period, respectively, a substantial portion of each of which represents the maximum revenue expected to be generated by the Company from the Non-Exempt Continuing Transactions during the Relevant Periods. In arriving at the New Proposed Caps, the Company has considered the potential level of Non-Exempt Continuing Transactions (especially the level of fabrication services and IP design services it may potentially provide) in light of current market conditions of the TD-SCDMA industry and the technological capability of the Company, having regard to the Company’s historical revenues and the part thereof attributable to communication products, as well as the anticipated mix of the Company’s products therein and the fact that TD-SCDMA is one of the three technologies behind the third generation (3-G) telecommunications standard.

During the period from 24 December 2008, being the day on which the Strategic Cooperation Agreement was signed, to 31 March 2009 (both days inclusive), the Company generated a total of US$139,114 of revenue under the Strategic Cooperation Agreement.

Implications under The Listing Rules

As the relevant Percentage Ratios are on an annual basis more than 2.5%, the Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions under R14A.35 of the Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under Rules 14A.45 to 14A.47 and 14A.48 of the Listing Rules. The Company will seek the approval of the Independent Shareholders of the New Proposed Caps. Datang, being a Connected Person of the Company by virtue of its shareholding in the Company of approximately 16.55%, is required under the Listing Rules to abstain from voting in relation to the Non-Exempt Continuing Connected Transactions.

Recommendation

The Company has established the Independent Board Committee, consisting of the independent non-executive Directors, to advise the Independent Shareholders as to whether the New Proposed Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders how to vote at the AGM in relation to the foregoing. The Company has appointed Somerley as the independent financial adviser required to be appointed under the Listing Rules, to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the foregoing are fair and reasonable and in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders how to vote at the AGM in this regard. Your attention is drawn to the “Letter from the Independent Board Committee” as set out in Appendix II to this circular and the “Letter from Somerley Limited” as set out in Appendix III to this circular.

Additional information

Your attention is drawn to the general information set out in Appendix IV to this circular.

SUPPLY OF CORPORATE COMMUNICATION BY MAKING THEM AVAILABLE ON THE WEBSITE

Pursuant to Rule 2.07A of the Listing Rules, the Company may send or supply Corporate Communications to Shareholders by making them available on the Company’s own website to the extent that:

(a)	the Shareholders have resolved in a general meeting that the Company may send or supply Corporate Communications to Shareholders by making them available on the Company’s own website; and

(b) the following conditions are met:

(i)	the Shareholders have been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communications in question, to them by means of the Company’s own website (the “Request”); and

(ii)	the Company has not received a response indicating the Shareholders’ objection to the Request within a period of twenty-eight days beginning on the day on which the Request was sent.

For environmental protection and cost saving purposes, the Company proposes that going forward, it may send or supply Corporate Communications to the Shareholders by making them available on its own website.

For the above reasons, the Company will seek the approval of the Shareholders at the AGM for the sending or supply of Corporate Communications by the Company to Shareholders by making them available on the Company’s own website. Upon obtaining approval of the Shareholders, the Company will make arrangements to send written requests to each Shareholder asking whether he/she/it agrees that the Company may send or otherwise make available Corporate Communications generally to him/her/it by means of the Company’s website containing, among other things, the effect of the failure to respond. In the case where the Company sends or supplies Corporate Communications by making them available on its own website, the Company will notify the Shareholders by sending each Shareholder a printed copy of the notification.

REFRESHMENT OF THE EXISTING SCHEME LIMIT ON THE GRANT OF OPTIONS UNDER THE OPTION PLANS

Each of the Option Plans was conditionally adopted by the Company by way of shareholders’ and directors’ resolutions dated 16 February 2004 and 16 January 2004, respectively. Adoption of each of the Option Plans took effect on 18 March 2004 being the day on which the dealings in the Shares first commenced on the Stock Exchange. The purpose of the 2004 Stock Option Plan is to attract, retain and motivate employees and directors of, and other service providers to, the Company, by compensating them through the grant of stock options for their contributions to the growth and profits of the Company, and to allow such persons to participate in the Company’s growth and profitability, while the purpose of the 2004 Employee Stock Purchase Plan is to achieve the same in respect of the Company’s employees by permitting them to purchase the ADSs at a discount and receive favourable United States income tax treatment on a subsequent qualifying disposition of such ADSs.

Pursuant to Chapter 17 of the Listing Rules, the total number of securities which may be issued upon exercise of all options to be granted under a share option scheme and any other schemes of a listed issuer must not in aggregate exceed 10% of the relevant class of securities of the listed issuer in issue as at the date of approval of the scheme. The listed issuer may seek approval by its shareholders in general meeting for “refreshing” the 10% limit under the scheme. However, the total number of securities which may be issued upon exercise of all options to be granted under all of the schemes of the listed issuer under the limit as “refreshed” must not exceed 10% of the relevant class of securities in issue as at the date of approval of the refreshed limit. Options previously granted under the schemes (including those outstanding, cancelled, lapsed in accordance with the scheme or exercised options) will not be counted for the purpose of calculating the limit as “refreshed”. The Listing Rules also provide that the limit on the number of securities which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and any other schemes must not exceed 30% of the relevant class of securities of the listed issuer in issue from time to time.

Pursuant to the Existing Scheme Limit, the aggregate number of Shares that may be issued pursuant to the Option Plans is 1,317,000,000, representing 10% of the issued share capital of the Company as at 18 March 2004, being the day on which the dealings in the Shares first commenced on the Stock Exchange. As at the Latest Practicable Date, options carrying the rights to subscribe for an aggregate of 1,136,429,672 Shares (excluding 337,021,311 options that have lapsed) have been granted to the grantees under the Option Plans, 183,510 of such options have been exercised and 500,000 of such options have been cancelled. As such, as at the Latest Practicable Date, 1,135,746,162 options remained outstanding. Accordingly, the Directors can only grant further options carrying the rights to subscribe for 180,570,328 Shares (representing approximately 13.71% of the Existing Scheme Limit) under the Existing Scheme Limit.

The Directors consider that the Company should refresh the Existing Scheme Limit to 5% of the relevant class of securities in issue of the Company as at the date of approval of the refreshed limit which shall take effect upon the Existing Scheme Limit having been fully utilized so that the Company could have more flexibility to provide incentives to the participants of the Option Plans by way of granting options to them. If the refreshment of the Existing Scheme Limit is approved at the AGM, based on the 22,351,104,489 Shares in issue as at the Latest Practicable Date and assuming that the issued share capital of the Company remains unchanged on the date of the AGM, the Company will be allowed under the “refreshed limit” to grant options carrying the rights to subscribe for up to a total of 1,117,555,224 Shares, representing 5% of the issued share capital of the Company as at the AGM which shall take effect upon the Existing Scheme Limit having been fully utilized.

Apart from the Option Plans the Company has no other share option scheme currently in force that is governed by Chapter 17 of the Listing Rules.

None of the grantees has been granted with options which exceed the limit of 1% of the issued share capital of the Company in the 12 months period up to and including the respective dates of grant as set out in Rule 17.03(4) of the Listing Rules.

As at the Latest Practicable Date, the total number of Shares which may fall to be issued upon the exercise of all outstanding options under the Option Plans is 1,135,746,162, representing approximately 5.08% of the Shares in issue as at Latest Practicable Date. If the refreshment of the Existing Scheme Limit is approved at the AGM, the existing outstanding options of the Company and the options to be granted under the “refreshed limit” will not exceed 30% of the issued share capital of the Company.

The Directors consider that the refreshment of the Existing Scheme Limit is in the interests of the Group and the Shareholders as a whole because it enables the Company to reward and motivate its employees and directors of, and other service providers to, the Company and other participants under the Option Plans.

The refreshment of the Existing Scheme Limit is conditional upon:

(i)	the passing of an ordinary resolution at the AGM to approve the said refreshment; and

(ii)	the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the refreshed limit of the Option Plans up to 5% of the issued share capital of the Company as at the date of passing of the relevant ordinary resolution at the AGM.

Application will be made to the Listing Committee of the Stock Exchange for granting the listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the refreshed limit of the Option Plans up to 5% of the issued share capital of the Company as at the date of passing of the relevant ordinary resolution at the AGM which shall take effect upon the Existing Scheme Limit having been fully utilized.

RECOMMENDATION

The Directors are of the opinion that the proposed resolutions set out in the Notice are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the proposed resolutions.

The voting at the AGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a form of proxy will not preclude you from attending and voting at the AGM in person.

Yours faithfully,
On behalf of the Board of Directors
Richard R. Chang
President and Chief Executive Officer

APPENDIX I EXPLANATORY STATEMENT

This is an explanatory statement given to all shareholders of the Company relating to a resolution (the “Resolution”) to be considered, and if thought fit, passed by shareholders of the Company at the AGM authorizing the Repurchase Mandate.

LISTING RULES

This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the Company to make such repurchases or by specific approval in relation to specific transactions.

Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company’s constitutive documents and the applicable laws and regulations of the Cayman Islands.

It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the resolution. As at the Latest Practicable Date, the authorized share capital of the Company is US$22,000,000 consisting of 50,000,000,000 Shares, each with a par value of US$0.0004 per Share and 5,000,000,000 undesignated preference shares, each with a par value of US$0.0004 per Share and the number of Shares in issue was 22,351,104,489 representing a paid-up share capital of approximately US$8,940,441.80. On the basis of the 22,351,104,489 Shares in issue (and assuming no Shares will be issued or repurchased after the Latest Practicable Date and up to the date of passing the Resolution), the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 2,235,110,448 Shares (being 10% of the Shares in issue) during the period in which the Repurchase Mandate remains in force. Any Share repurchased pursuant to the Repurchase Mandate must be fully paid-up.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the 2008 Annual Report) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their Associates has any present intention, in the event that the Repurchase Mandate is approved by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorized.

UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

SHARE PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Highest (HK$)	Lowest (HK$)
2008
April	$0.730	$0.480
May	$0.690	$0.480
June	$0.550	$0.435
July	$0.475	$0.395
August	$0.405	$0.330
September	$0.400	$0.200
October	$0.260	$0.106
November	$0.250	$0.135
December	$0.350	$0.148
.
2009
January	$0.385	$0.240
February	$0.315	$0.234
March	$0.315	$0.249
April*	$0.355	$0.285

* Up to the Latest Practicable Date.

No purchase of Shares has been made by the Company on the Stock Exchange in the six months immediately preceding the Latest Practicable Date. In the six months preceding the Latest Practicable Date, no repurchase of Shares has been made by the Company from its employees pursuant to the Company’s 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of securities of the Company, the proportionate interest in the voting rights of the Company of a shareholder increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As recorded in the register kept by the Company under Section 336 of the SFO as at the Latest Practicable Date, Datang was directly and/or indirectly interested in an aggregate of 3,699,094,300 Shares in long position, representing approximately 16.55% of the issued share capital of the Company, where as Shanghai Industrial Investment (Holdings) Company Limited (“Shanghai Industrial”) was directly and/or indirectly interested in an aggregate of 2,253,277,340 Shares in long position, representing approximately 10.08% of the issued share capital of the Company. Based on such interest and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, the interest of Shanghai Industrial and Datang will be increased to 11.20% (in long position) and 18.39% (in long position) of the issued share capital of the Company respectively. In this regard, as at the Latest Practicable Date, the Directors are not aware of the consequences of any increase in the voting rights of any existing shareholder resulting from an exercise in full by the Directors of the power to repurchase securities of the Company under the proposed Repurchase Mandate that will result in such person becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, 73.01% of the issued share capital of the Company was held in public hands. Based on such percentage of shareholding and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, 63.01% of the issued share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will result in less than 25% of the issued share capital of the Company held in public hands.

APPENDIX II LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

April 28, 2009

To the Independent Shareholders of the Company

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS WITH DATANG

We refer to the circular dated April 28, 2009 (the “Circular”) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

As we have no interest in the Non-Exempt Continuing Connected Transactions, we have been appointed by the Board as the Independent Board Committee to consider the New Proposed Caps.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether the New Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders.

We wish to draw your attention to the “Letter from Somerley Limited” as set out in Appendix III to the Circular. We have considered the New Proposed Cap, the advice of Somerley and the other factors contained in the “Letter from the Board” as set out on pages 5 to 18 of the Circular.

Having taken into account the advice of Somerley, we consider that the New Proposed Caps are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution approving the New Proposed Caps at the AGM.

Yours faithfully,
Independent Board Committee of
Semiconductor Manufacturing International Corporation
Tsuyoshi Kawanishi, Lip-Bu Tan, Yang Yuan Wang, Jiang Shang Zhou and Edward S Yang
Independent Non-Executive Directors

APPENDIX III LETTER FROM SOMERLEY LIMITED

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from Somerley regarding the New Proposed Cap for the purpose of incorporation in this circular.

SOMERLEY LIMITED

10th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong

28 April 2009

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
WITH DATANG

INTRODUCTION

We refer to our appointment to make recommendations to the Independent Board Committee and the Independent Shareholders in respect of the caps for the continuing connected transactions to be conducted with Datang pursuant to the Strategic Cooperation Agreement during the period from 24 June 2009 to 23 December 2010, and to advise the Independent Shareholders how to vote in respect of the foregoing matters at the AGM. Details of the New Proposed Caps are set out in the circular of the Company to the Shareholders dated 28 April 2009 (the “Circular”), of which this letter forms a part. Unless otherwise defined, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, Datang indirectly held approximately 16.6% of the issued share capital of the Company and was therefore a connected person of the Company as defined under the Listing Rules. As the relevant percentage ratios are on an annual basis more than 2.5%, the transactions provided for under the Strategic Cooperation Agreement, namely, the Non-Exempt Continuing Connected Transactions, constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules. The New Proposed Caps are required to be approved by the Independent Shareholders by way of poll at the AGM under the Listing Rules.

The Independent Board Committee, comprising all of the five independent non-executive Directors namely Mr. Yang Yuan Wang, Mr. Jiang Shang Zhou, Mr. Tsuyoshi Kawanishi, Mr. Lip-Bu Tan and Mr. Edward S Yang, has been formed to advise the Independent Shareholders as to whether the New Proposed Caps are fair and reasonable and in the interest of the Company and the Shareholders as a whole and to advise the Independent Shareholders how to vote in respect of the New Proposed Caps at the AGM. We, Somerley Limited, have been appointed as the independent financial adviser required to be appointed under the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the New Proposed Caps are fair and reasonable and in the interest of the Company and the Shareholders as a whole and to advise the Independent Shareholders how to vote in respect of the New Proposed Caps at the AGM.

In formulating our advice and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the management of the Group and confirmed by the Directors and have assumed that they are true, accurate and complete at the date of the Circular and will remain so up to the time of the AGM. We have reviewed published information concerning the Company, including its annual report for the financial year ended 31 December 2007, its interim report for the six months ended 30 June 2008, and its results announcement in respect of the year ended 31 December 2008.

We have sought and received confirmation from the executive Director that all material relevant information has been supplied to us and that no material facts have been omitted from the information supplied and opinions expressed to us in connection with the Non-Exempt Continuing Connected Transactions with Datang. We have no reason to doubt the truth or accuracy of the information provided to us, or to believe that any material information has been omitted or withheld. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have assumed that all representations contained or referred to in the Circular are true as at the date of the Circular or the Latest Practicable Date (as the case may be) and will remain so up to the time of the AGM. However, we have not conducted any independent investigation into the business and affairs of the Group or Datang, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the New Proposed Caps are fair and reasonable and in the interest of the Company and the Shareholders as a whole, we have taken into account the following:

1.	Background to the Non-Exempt Continuing Connected Transactions and reasons for the New Proposed Caps

The Group is one of the leading semiconductor foundries which is principally engaged in manufacturing or fabrication of semiconductor devices for integrated device manufacturers (“IDMs”) or fabless semiconductor companies. IDMs design, manufacture, test, package and market their own semiconductor products while fabless semiconductor companies focus solely on the design, marketing and sale of semiconductors without internal fabrication capabilities. The semiconductor devices fabricated by the Group are critical components in an increasingly broad range of electronic applications which can be broadly categorised into computing, communications and consumer products. A significant portion of the Group’s semiconductor products are used in communication electronic products such as mobile phones.

Datang and its affiliated companies (the “Datang Group”) are engaged in, among others, mobile communication, wireless access and integrated circuit design. The Datang Group is anexisting customer of the Group. On 6 November 2008, the Company entered into the Share Purchase Agreement with Datang. Upon completion of the Share Purchase Agreement on 24 December 2008, Datang became a strategic investor of the Company and on the same day, the Company and Datang entered into the Strategic Cooperation Agreement as contemplated under the Share Purchase Agreement. The Strategic Cooperation Agreement aims to strengthen the business co-operation between the Group and the Datang Group, particularly in TD-SCDMA related businesses. Datang owns the core intellectual properties of TD-SCDMA, which is one of the three acknowledged third generation (“3G”) mobile telecommunication standards. The other two are the European WCDMA and United States’ CDMA 2000. On 7 January 2009, the PRC government officially granted the 3G mobile licences to the PRC mobile operators. The parent company of China Mobile Limited (“China Mobile”) has received permission to operate 3G mobile telecommunication business based on the TD-SCDMA technology, while the parent companies of China Telecom Corporation Limited and China Unicom (Hong Kong) Limited were permitted to operate 3G mobile telecommunication businesses using the CDMA 2000 technology and the WCDMA technology respectively. The Group is the biggest made-to-order chip maker in the PRC and the chips that it manufactured are essential components for mobile phones. The strategic co-operation with Datang would therefore potentially bring substantial business to the Group.

The Strategic Cooperation Agreement has a term of two years commencing from 24 December 2008 and ending on 23 December 2010. The Strategic Cooperation Agreement sets out the major terms such as the pricing policy for the Non-Exempt Continuing Connected Transactions to be conducted between the Group and the Datang Group. The detailed terms for any specific Non-Exempt Continuing Connected Transaction will be agreed from time to time based on the principal provisions as set out in the Strategic Cooperation Agreement. Details of the Strategic Cooperation Agreement are set out in the Company’s circular to its shareholders dated 16 January 2009, which also contains a notice convening the EGM on 3 February 2009. At the EGM, the then independent shareholders approved the terms of the Strategic Cooperation Agreement and the Previous Cap of US$100 million for the period from 24 December 2008 to the date of the AGM, being 23 June 2009. Given that the Previous Cap will expire soon, the Company would like to seek approval from the Independent Shareholders of the New Proposed Caps for the remaining term of the Strategic Cooperation Agreement, being the period from 24 June 2009 to 23 December 2010.

As regards the scope of the Non-Exempt Continuing Connected Transactions, the Group intends to give priority to the production requirements of Datang, while Datang intends to give priority to engage or employ the fabrication services of the Group (“Production Cooperation”). In addition, the Company and Datang would share their technological research and development resources (“Technological Cooperation”), co-operate in the development of international markets and globalisation of their businesses (“Market Development Cooperation”), and make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialisation relating to the integrated circuit sector (“Cooperative Undertaking”).

2. New Proposed Caps

The following is a summary of the New Proposed Caps for the period from 24 June 2009 to 23 December 2010, and the historical transaction amount of the Non-Exempt Continuing Connected Transactions for the period from 24 December 2008 to 31 March 2009:

From 24 December 2008	From 24 June 2009	From 1 January 2010
to 31 March 2009	to 31 December 2009	to 23 December 2010
(US$million) Historical amount Approximately 0.14	(US$million) New Proposed Cap 50	(US$million) New Proposed Cap 100

(Previous Cap from 24December 2008 to 23 June 2009: US$100 million)

The New Proposed Caps comprise a cap of US$50 million (the “2009 Cap”) for the period from 24 June 2009 to 31 December 2009, which is the Company’s 2009 financial year end date; and a cap of US$100 million (the “2010 Cap”) from 1 January 2010 to 23 December 2010, being the expiry date of the Strategic Cooperation Agreement.

As noted from the above, the historical aggregate sum of the Non-Exempt Continuing Connected Transactions conducted between the Group and the Datang Group up to 31 March 2009 is insignificant. According to the management of the Company, the historical continuing connected transactions conducted with the Datang Group for the period from 24 December 2008 to 31 March 2009 were of a similar nature to those conducted between the two parties prior to Datang becoming a strategic shareholder of the Company in December 2008 (“Existing Business”) and were not related to the TD-SCDMA related business which is expected to be the major area of co-operation between the Group and the Datang Group when the Strategic Cooperation Agreement was entered into. This is understandable as the PRC Government has only officially granted the 3G mobile licences to the PRC mobile operators in January 2009 and that only a few months has passed since Datang became a strategic shareholder of the Group.

On an annualised basis, the 2009 Cap approximates the 2010 Cap. According to the management of the Company, a substantial portion of the New Proposed Caps represents the maximum revenue expected to be generated by the Company from the Non-Exempt Continuing Transactions during the Relevant Periods. The Company has principally made the estimation of the New Proposed Caps by reference to the future business prospects that would be brought to the Group by the Datang Group in the PRC 3G mobile telecommunication market. It is noted that each of the New Proposed Caps is, on an annualised basis, much lower than the Previous Cap. This is due to the elapse of more time since the official grant of the 3G mobile licences by the PRC Government and the more intensive communication between the Group and the Datang Group and that between the Datang Group with China Mobile, the Company now has more information to come up with a more concrete plan on the future co-operation between the Group and the Datang Group, in particular in the TD-SCDMA related business.

It is expected that the Non-Exempt Continuing Connected Transactions to be conducted between the Datang Group and the Group during the Relevant Periods would principally arise from the Technological Cooperation and Production Cooperation.

Technological Cooperation

The Technological Cooperation under the New Proposed Caps represents mainly the provision of research and development services to the Datang Group based on the relevant 3G mobile telecommunication technologies owned by Datang. In the course of conducting research and development projects for the Datang Group, the Group may also solicit technical assistances and other resources from the Datang Group.

The estimated amount arising from the Technological Cooperation are determined based on the estimated research and development projects to be undertaken by the Group and the Datang Group in respect of the 3G mobile telecommunication area and forms the majority of the 2009 Cap. After discussion with the Datang Group, the Company believes that substantial work on development of semiconductor products required for 3G mobile phones using the TD-SCDMA standard will have to be done before China Mobile launches the 3G mobile telecommunication services on a commercial scale to the PRC market. Such development work is expected to decrease in 2010.

Production Cooperation

The estimated amount arising from the Production Cooperation is determined based on the management’s estimation of the purchase orders for semiconductor devices from the Datang Group during the Relevant Periods. In estimating the purchase orders from the Datang Group, the Company has made reference to Datang’s estimated required production quantity of SIM cards and other components to be installed in 3G mobile phones, which in turn would lead to the corresponding purchases of associated semiconductor devices from the Group.

It is expected that there would be a substantial growth in the transaction amount under the Production Cooperation in the 2010 Relevant Period. In coming to this view, the management of the Company has taken into account the expected demand for the 3G mobile phones in the PRC in 2009 and 2010, which in turn is estimated with reference to the current implementation timetable for the launch of 3G mobile telecommunication services in the PRC by China Mobile. Besides the above, the Company has also taken into account the possible further growth in demand for 3G mobile phones owing to the expected growth in the PRC economy.

A portion of the New Proposed Caps is also attributable to the orders for semiconductor devices to be installed in the new models of identification cards and social security cards in the PRC, using technologies developed from the 3G mobile telecommunication technologies. However, the Company estimates that the revenue to be generated from such orders would not form a significant portion of the New Proposed Caps.

Market Development Cooperation and the Cooperative Undertaking

A relatively small portion of the New Proposed Caps is attributable to the estimated transaction amounts that might arise from the development of international markets and globalisation of the their business, and applications for PRC national and local projects in connection with scientific research and industrialisation relating to the integrated circuit sector. The management of the Company has estimated the aggregate amount arising from the above activities with reference to the business plan of the Group.

It is not expected that any significant amount of transactions would arise from the Group’s Existing Business with the Datang Group during the Relevant Periods.

After referring to the estimated business potential in the PRC 3G mobile telecommunication market, the Company would like to seek the New Proposed Caps totalling US$150 million during the Relevant Periods in order that the Company would be able to capture any market potential that may emerge from the strategic co-operation with the Datang Group, in particular in the 3G mobile telecommunication services market. In arriving at the New Proposed Caps, the Company has also taken into account that the Datang Group, as a strategic investor of the Company, has committed in the Strategic Cooperation Agreement to give priority to the Group if it needs fabrication services, in which the Group is a market leader in the PRC. The Datang Group is an existing customer of the Group, though the business volume from the Existing Business has not been significant. However, now that Datang has acquired a significant interest in the Group, it is believed that the business co-operation between the two groups would strengthen, and Datang would increase its business dealings with the Group in 3G mobile telecommunication and any other areas, provided that the price, technology and service standards of the Company are comparable to any other market suppliers.

In our opinion, it is in the interests of the Group for the New Proposed Caps to be as accommodating to the Group as reasonably possible, particularly in the present circumstances when the Group and the Datang Group would enter into a new 3G regime and where the market potential is believed to be substantial. Following the official grant of the 3G mobile licences to the PRC mobile operators by the PRC government on 7 January 2009, it is expected that all the three PRC mobile operators would proceed to market 3G mobile telecommunication services at full speed. Given that the Datang Group is the key developer of the TD-SCDMA standard and that the Group owns the technology to manufacture the advanced semiconductor devices, it is believed that the market potential in this aspect to be brought to the Group through Datang is substantial. Given that the Non-Exempt Continuing Connected Transactions would be made on fair pricing (as opined on in our letter of advice contained in the circular to the Shareholders dated 16 January 2009), and the conduct of those transactions would be subject to annual review by the independent non-executive directors and auditors of the Company (as discussed below) as required under the Listing Rules, the Group would have flexibility in conducting its businesses if the New Proposed Caps are tailored to future business growth. Overall, we consider the New Proposed Caps to be fair and reasonable and the approval of them in order to confer flexibility on the Company to conduct ongoing business is in the interest Company and the Shareholders as a whole.

Shareholders should note that the New Proposed Caps should not be construed as an assurance or forecast by the Group of its future revenue.

3. Annual review of the Non-Exempt Continuing Connected Transactions

The procedures to be put in place for the annual review of the continuing connected transactions as set out in the Listing Rules are as follows:

(i)	the independent non-executive directors will review the continuing connected transactions and confirm in the annual report and accounts that the continuing connected transactions have been entered into:

(a)	in the ordinary and usual course of business of the group;

(b)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the group than terms available to or from (as appropriate) independent third parties; and

(c)	in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders as a whole;

(ii)	the auditors will review the continuing connected transactions and issue a letter to the board confirming that the continuing connected transactions:

(a)	have received the approval of the board;

(b)	are conducted in accordance with the pricing policies of the group in respect of transactions involving provision of goods and services by the group;

(c)	have been entered into in accordance with the relevant agreements governing the transactions; and

(d)	have not exceeded the relevant annual caps;

the board must state in the annual report whether the auditors have made such confirmation in relation to the continuing connected transactions; and

(iii)	the company will promptly notify the Stock Exchange and publish an announcement if it believes that the independent non-executive directors and/or the auditors will not be able to issue the aforesaid confirmation.

As the value of the Non-Exempt Continuing Connected Transactions would be restricted by way of the New Proposed Caps and the conduct of those transactions would be reviewed by the independent non-executive directors and auditors of the Company as mentioned above, we are of the view that there exist appropriate measures to govern the future execution of the Non-Exempt Continuing Connected Transactions and to safeguard the interests of the Independent Shareholders.

RECOMMENDATION

Based on the above principal factors and reasons, we consider the New Proposed Caps to be fair and reasonable and the approval of them is in the interest of the Company and the Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the Independent Shareholders, and we ourselves advise the Independent Shareholders, to vote in favour of the resolution to approve the New Proposed Caps to be proposed at the AGM.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Sylvia Leung
Director

APPENDIX IV ADDITIONAL INFORMATION

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) Directors’ interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying Shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Board Member	Nature of Interest	Number	Approximate
		of Shares	Percentage of
			Aggregate
			Interests to
			Total Issued
			Share Capital
Richard R. Chang	Personal Interest(1)	38,729,500
	Personal Interest(2)(5)	18,600,000
	Corporate Interest(3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000

Total		98,319,500	0.440%

	.
Tsuyoshi Kawanishi	Personal Interest(4)(5)(6)	2,000,000
	Personal Interest(7)	1,500,000

Total		3,500,000	0.016%

.
Lip-Bu Tan	Personal Interest(4)(5)(6)	2,000,000	0.009%

Yang Yuan Wang	Personal Interest(4)(5)(6)	2,000,000	0.009%

Jiang Shang Zhou	Personal Interest(6)	1,000,000	0.004%

Edward S Yang	Personal Interest(6)	1,750,000	0.008%

Notes:

1.	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such Shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such Shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

2.	The Compensation Committee has granted Richard R. Chang options to purchase an aggregate of 15,600,000 Ordinary Shares, if fully exercised, and an award of 2,000,000 RSUs (each representing the right to receive one Ordinary Share). As at the Latest Practicable Date, none of such share option has been exercised and 1,500,000 shares were issued pursuant to vesting of the RSU; 500,000 RSUs vested but Shares remained unissued.

3.	These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”),

of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole Members. It is the current intention of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

4.	Each independent Non-executive Director and Non-executive Director was granted an option to purchase 500,000

Ordinary Shares at a price of US$0.22 per Ordinary Share. These options were fully vested on March 19, 2005 and will expire on November 9, 2009 or 120 days after termination of the Directors’ Service to the Board. As at the Latest Practicable Date, these options have not been exercised.

5.	Each Director was granted an option to purchase 500,000 Ordinary Shares at a price of US$0.132 per Ordinary

Shares. These options were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, these options have not been exercised. Fang Yao (who resigned as non-executive director on August 30, 2007) and Jiang Shang Zhou have declined receipt of such options.

6.	Each of Richard R. Chang, Tsuyoshi Kawanishi, Lip-Bu Tan, Yang Yuan Wang, Jiang Shang Zhou and Edward S

Yang were granted an option to purchase 1,000,000 Ordinary Shares at a price per Ordinary Shares of HK$0.27. These options will be fully vested on February 17, 2010 and will expire on the earlier of February 17, 2019 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, these options have not been exercised.

7.	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 Ordinary Shares, if fully exercised. As at the Latest Practicable Date, these options have not been exercised.

The shareholdings set forth above excludes Shares beneficially owned by entities affiliated with the Directors. Each of the Directors disclaims beneficial ownership of the Shares beneficially owned by such affiliated entity, except to the extent of such Director’s pecuniary interest therein as disclosed above.

(b) Substantial shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

Name of Shareholder	Number of Shares Owned	Approximate Percentage Owned
Datang	3,699,094,300 (long position)(3)	16.55% (long position

Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	420,008,000 (long position)(1) 1,833,269,340 (long position)(2)	1.88% (long position) 8.20% (long position)

Total:	2,253,277,340 (long position)	10.08% (long position)

Notes:

(1)	All such Shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC. The voting rights of such shares are vested in Shanghai Industrial Holdings Limited (“SIHL”).

(2)	All such Shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of SIHL. SIHL is an indirect non-wholly owned subsidiary of SIIC which holds SIHL’s shares through its subsidiaries, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at the Latest Practicable Date, the Company’s Director, Zhou Jie, is an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. He is also an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. Wang Zheng Gang, alternate to Zhou Jie, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

(3) All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2008, the date of the latest published audited accounts of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired by or disposed of or leased to any member of the Group, or are proposed to be acquired by or disposed of or leased to any member of the Group;

(b)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which contract or arrangement is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(c)	none of the Directors or their respective associates had any competing interests that would otherwise be required to be disclosed pursuant to Rule 14A.59(11) of the Listing Rules except for Dr. Richard R. Chang, the Company’s Chief Executive Officer, and his wife’s aggregate shareholding interests of less than 0.1% in one of the Company’s customers, Texas Instruments Incorporated.

EXPERT AND CONSENT

Somerley is a corporation licensed under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities. It is the independent financial adviser to the Independent Board Committee and the Independent Shareholders regarding the New Proposed Caps.

Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, Somerley was not beneficially interested in the share capital of any member of the Group nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Somerley did not have any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired by or disposed of or leased by any member of the Group, proposed to be acquired by or disposed of or leased by any member of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Computershare Hong Kong Investor Services Limited, at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong during normal business hours on any weekday, excluding public holidays, from 9 June 2009 to 22 June 2009 (both days inclusive):

(a)	the Strategic Cooperation Agreement;

(b)	the letter from the Independent Board Committee, the text of which is set out in Appendix II to this circular;

(c)	the letter of advice from Somerley to the Independent Board Committee, the text of which is set out in Appendix III to this circular;

(d)	the written consent of Somerley referred to in this appendix; and

(e)	this circular.

NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION AND ELECTION OF DIRECTORS
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES
(4) NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
WITH DATANG
(5) SUPPLY OF CORPORATE COMMUNICATION BY MAKING
THEM AVAILABLE ON THE WEBSITE
AND
(6) REFRESHMENT OF THE EXISTING SCHEME LIMIT ON THE GRANT
OF OPTIONS
UNDER THE OPTION PLANS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on Tuesday, 23 June 2009 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3:00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2008.

2.	To elect Mr. Chen Shanzhi as a class II director and to re-elect two retiring class II directors, namely, Mr. Lip-Bu Tan and Mr. Jiang Shang Zhou (“each a Class II Directors”) and authorize the Board of Directors to fix their remuneration.

3.	To re-elect a retiring class III director, namely, Mr. Zhou Jie (“Class III Director”) and authorize the Board of Directors to fix his remuneration.

4.	To elect Mr. Gao Yonggang as a class I director and to re-elect a retiring class I director namely, Mr. Edward S Yang (each a “Class I Director”) and authorize the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

5. “THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)	a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5 (the “Issue Mandate Limit”); and

(b)	(if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5), and the said approval shall be limited accordingly;

(C)	for the purposes of calculating the number of Shares that may be issued under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase Shares attached to any Shares (“Convertible Shares”) issued pursuant to this resolution shall, to the extent that the aggregate nominal share capital of such new Shares to be issued is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

(D)	for the purpose of this Resolution 5:

(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

(iii)	“Ordinary Shares” means the ordinary shares of par value U$0.0004 each in the capital of the Company;

(iv)	“Preferred Shares” means the preferred shares of par value of US$0.0004 each in capital of the Company; and

6. “THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 6:

(i)	“Relevant Period” means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)	the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in a general meeting; and

(ii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

7. “THAT, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of

Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby approved and authorized.”

8. “THAT:

(A)	the maximum aggregate values of transactions under the Strategic Cooperation Agreement, being US$50,000,000 for the period commencing on the day of the AGM and ending on December 31, 2009 and US$100,000,000 for the period commencing on January 1, 2010 and ending on December 23, 2010 (together the “New Proposed Caps”) be and are hereby approved;

(B)	any one director or duly authorised officer of the Company be and is hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters relating to the New Proposed Caps as he may consider necessary, desirable or expedient; and

(C)	for the purpose of this Resolution 8, “Strategic Cooperation Agreement” means the strategic cooperation agreement dated December 24, 2008 entered into by the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.”

9. “THAT:

(A) Subject to the fulfilment of the following conditions:

(i)	the Shareholders have been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communications in question, to them by means of the Company’s own website (the “Request”); and

(ii)	the Company has not received a response indicating the Shareholders’ objection to the Request within a period of twenty-eight days beginning on the day on which the Request was sent,

the Company may send or supply Corporate Communications to its shareholders by making them available on the Company’s own website be and is hereby approved;

(B)	any one director or duly authorised officer of the Company be and is hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters relating to sub-paragraph (A) above; and

(C)	for the purpose of this Resolution 9, “Corporate Communication(s)” means any document issued or to be issued by the Company for the information or action of the shareholders of the Company including but not limited to (i) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (ii) the interim report and, where applicable, its summary interim report; (iii) notice of meeting; (iv) a listing document; (v) a circular; and (vi) a proxy form.”

10.	“THAT subject to and conditional upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, such number of shares of the Company which may fall to be allotted or issued pursuant to the exercise of the options which may be granted under any of the two Option Plans, namely, the 2004 Stock Option Plan and the 2004 Employee Stock Purchase Plan, both of which were adopted by the Company by way of shareholders’ and directors’ resolutions on 16 February 2004 and 16 January 2004, respectively and took effect on 18 March 2004 (together the “Option Plans”), representing 5% of the issued share capital of the Company as at the date on which this Resolution 10 is passed:

(A)	approval be and is hereby granted for the refreshing of the existing 10% mandate under the Option Plans (“Refreshed Scheme Mandate”) provided that the total number of shares of the Company which may be allotted and issued upon the exercise of all options to be granted under the Option Plans of the Company under the limit as refreshed hereby shall not exceed 5% of the total number of shares of the Company as at the date on which this Resolution 10 is passed (options previously granted under the Option Plans (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Option Plans) shall not be counted for the purpose of calculating the Refreshed Scheme Mandate) which shall take effect upon the Existing Scheme Limit having been fully utilized; and

(B)	the directors of the Company or the Compensation Committee of the Company (as the case may be according to the terms of the relevant Option Plans) be and are hereby authorised to (i) grant options to subscribe for shares of the Company within the Refreshed Scheme Mandate in accordance with the terms of the Option Plans and (ii) allot, issue and deal with shares of the Company pursuant to the exercise of options granted under the Option Plans within the Refreshed Scheme Mandate.”

By Order of the Board
Anne Wai Yui Chen
Company Secretary

Hong Kong, April 28, 2009

NOTICE OF ANNUAL GENERAL MEETING         .

Principal place of business:
18 Zhangjiang Road PuDong New Area Shanghai 201203 People’s Republic of China

Registered office:
P.O.Box 309 Ugland House Grand Cayman, KY1-1104 Cayman Islands

Members of the Board:

Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Jiang Shang Zhou and Edward S Yang as Independent Non-Executive Directors of the Company.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from Wednesday, 17 June 2009 to Tuesday, 23 June 2009 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 23 June 2009, the record date for the AGM, will be entitled to attend and vote at the AGM.

4.	In relation to Resolution 2, Chen Shanzhi will offer himself for election as a Class II Director at the AGM. In addition, two Directors, namely, Lip-Bu Tan and Jiang Shang Zhou, whose appointments as Directors took effect on 3 November 2001 (in respect of Lip-Bu Tan who was re-appointed and designated as Class II Director at the annual general meeting of shareholders held on 30 May 2006) and 30 May 2006 (in respect of Jiang Shang Zhou) respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association, and will offer themselves for re-election.

5.	In relation to Resolution 3, Zhou Jie whose initial appointment as a Director took effect on 23 January 2009 and who was designated as Class III Director, will retire from office at the AGM pursuant to Article 126 of the Articles of Association, and will offer himself for re-election.

6.	In relation to Resolution 4, Gao Yonggang will offer himself for election as a Class I Director at the AGM. In addition, Edward S Yang, whose initial appointment as a Director took effect on 5 February 2009 and who was designated as Class I Director, will retire from office at the AGM pursuant to Article 126 of the Articles of Association, and will offer himself for re-election.

7.	In relation to Resolution 6, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing this notice.

8.	By Resolutions 5 and 7, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5 to 7.

9.	By Resolution 8, approval is being sought from shareholders of the Company of the expected maximum amount of revenue and/or expenses to be generated by the Company from the non-exempt continuing connected transactions in relation to the Strategic Cooperation Agreement dated 24 December 2008 entered into by the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. A letter from the Company’s independent financial adviser, Somerley Limited, to shareholders (as required by the Listing Rules) is set out in Appendix III to the circular containing this notice.

10.	By Resolution 9, approval is being sought from shareholders of the Company so that the Company, upon fulfilment by the Company of certain conditions as required by the Listing Rules, may send or supply Corporate Communications to the Shareholders by making them available on its website.

11.	By Resolution 10, approval is being sought from shareholders of the Company to refresh the existing maximum number of shares which the Company may issue upon exercise of all options granted / to be granted under its option plans which shall take effect upon the existing limit having been fully utilized.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
Res. 1	☐	☐	Res. 2D	☐	☐	Res. 4B	☐	☐	Res. 7	☐	☐
Res. 2A	☐	☐	Res. 3A	☐	☐	Res. 4C	☐	☐	Res. 8	☐	☐
Res. 2B	☐	☐	Res. 3B	☐	☐	Res. 5	☐	☐	Res. 9	☐	☐
Res. 2C	☐	☐	Res. 4A	☐	☐	Res. 6	☐	☐	Res. 10	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. ☐

Address Change ☐ Mark box and indicate changes/comments below:

Sign Below Date:____________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation
Ordinary Resolutions

1. To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2008.
2. (A) To re-elect Jiang Shang Zhou as a Class II Director of the Company.
   (B) To re-elect Lip-Bu Tan as a Class II Director of the Company.
   (C) To elect Chen Shanzhi as a Class II Director of the Company.
   (D) To authorize the Board of Directors to fix their remuneration.
3. (A) To re-elect Zhou Jie as a Class III Director of the Company.
   (B) To authorize the Board of Directors to fix his remuneration.
4. (A) To re-elect Edward S Yang as a Class I Director of the Company.
   (B) To elect Gao Yonggang as a Class I Director of the Company.
   (C) To authorize the Board of Directors to fix their remuneration.
5. To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding the aggregate of twenty percent of the issued share capital of the Company at the date of this Resolution (as adjusted) and (if the Board of Directors is so authorized by Resolution 6) the amount of share capital of the Company repurchased by the Company subsequent to the passing of Resolution 5. #
6. To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten percent of the issued share capital of the Company at the date of this Resolution. #
7. Conditional on the passing of Resolutions 5 and 6, to authorize the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company. #
8. To approve the New Proposed Caps in relation to the Non-Exempt Continuing Connected Transactions. #
9. To approve the sending or supply of Corporate Communications by the Company by making them available on its own website. #
10. To approve the refreshment of the Existing Scheme Limit in relation to the Option Plans. #

The full text of the Resolutions are set out in the Notice of Annual General Meeting, a copy of which may be downloaded from the Company's website at www.smics.com under "Investor Relations" followed by selecting the tab titled "Regulatory Filings" on the left-hand side of the webpage. Unless otherwise defined, capitalized terms shall have the same meanings as defined in the Notice of Annual General Meeting.

Semiconductor Manufacturing International Corporation
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that the Annual General Meeting of Shareholders (the "Meeting") of Semiconductor Manufacturing International Corporation (the "Company") will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People's Republic of China, on Tuesday, June 23, 2009, at 3:00 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 17, 2009. Only the registered holders of record at the close of business on May 18, 2009, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of May 18, 2009, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., June 17, 2009.

For more information regarding the Meeting please visit the Company's website at http://www.smics.com/WebMaintain/jsp/regulatoryENFinalFilings.jsp. If you wish to obtain a hard copy of the Notice of Annual General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.